

February 12, 2014

Via E-mail
Frank A. Calderoni
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

> **Re: Cisco Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended July 27, 2013**
> **Filed September 10, 2013**
> **File No. 0-18225**

Dear Mr. Calderoni:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In your letter to us dated February 2, 2011, you discussed contacts with Syria and Sudan. We are aware of a 2013 news article reporting that you have done business in Syria under a special U.S. waiver, and a third party website that offers Cisco courses in Sudan. Your Form 10-K does not include disclosure about contacts with Syria or Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, we are aware of news articles reporting that Emircom is one of your partners, and that it has branches in Syria and Sudan. Your response should describe any products,

equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. We note from your website that some of your products and technology are controlled and on the Commerce Department's Commerce Control List. Please discuss whether any of the products, technology, components, equipment or services you provide to Syria or Sudan, directly or indirectly, are dual use items or otherwise have military applications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc:     Prat Bhatt
        Senior Vice President and Chief Accounting Officer

        Barbara Jacobs
        Assistant Director
        Division of Corporation Finance